APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Chewy's Bagels
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period	
	31-Dec-19	
REVENUES		
Sales	2588.5	
Other Revenue	-	
TOTAL REVENUES	**2,588.50**	
COST OF GOODS SOLD		
Cost of Sales	565.00	-
Supplies	1,041.00	
Other Direct Costs	-	
TOTAL COST OF GOODS SOLD	1,606.00	
GROSS PROFIT (LOSS)	982.50	
OPERATING EXPENSES		
Advertising and Promotion	-	
Bank Service Charges	-	
Business Licenses and Permits	40.00	
Computer and Internet	-	
Depreciation	-	
Dues and Subscriptions	-	
Insurance	130.00	
Meals and Entertainment	-	
Miscellaneous Expense	-	
Office Supplies	-	
Payroll Processing	-	
Professional Services - Legal, Accounting	-	
Occupancy	1,700.00	
Rental Payments	-	
Salaries	-	
Payroll Taxes and Benefits	-	
Travel	-	
Utilities	-	
Website Development	-	
TOTAL OPERATING EXPENSES	1,870.00	

OPERATING PROFIT (LOSS) (887.50)

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -

Interest Expense -

Income Tax Expense -

TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ (887.50)

Chewy's Bagels, LLC
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Chewy's Bagels, LLC
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period
	31-Dec-20
REVENUES	
Sales	$ 18,860.00
Other Revenue	-
TOTAL REVENUES	**18,860.00**
COST OF GOODS SOLD	
Cost of Sales	6,500.00
Supplies	2,900.00
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	9,400.00
GROSS PROFIT (LOSS)	9,460.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	40.00
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	300.00
Insurance	260.00
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	780.00
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	5,100.00
Rental Payments	-
Salaries	1,600.00
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	21.00
TOTAL OPERATING EXPENSES	8,101.00

OPERATING PROFIT (LOSS)   1,359.00

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   -

Income Tax Expense   -

TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ 1,359.00

Chewy's Bagels, LLC
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ 1,200.00
Petty Cash	200.00
Accounts Receivables	900.00
Inventory	500.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	2,800.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	900.00
Computer Equipment	350.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	1,250.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 4,050.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		3,475.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		575.00
Net Income (Loss)		-
Total Equity		4,050.00
TOTAL LIABILITIES & EQUITY	$	**4,050.00**
Balance Sheet Check		-

I, Ashley Cricchio, certify that:

1. The financial statements of Chewy's Bagels included in this Form are true and complete in all material respects; and
2. The tax return information of Chewy's Bagels included in this Form reflects accurately the information reported on the tax return for Chewy's Bagels for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Ashley Cricchio*

Name: Ashley Cricchio

Title: Owner